Exhibit 4.20

(Summary Translation)

Working Capital Loan Agreement with China Everbright Bank, Wulumuqi Branch

Date of the Agreement	April 20, 2020

Borrower (Party A)	Xinjiang Daqo New Energy Co., Ltd.

Lender (Party B)	China Everbright Bank, Wulumuqi Branch

Use of loan	Business operation

Amount	RMB70 million

Term of loan	1 year, from April 20, 2020 to April 19, 2021

Interest rate	Fixed rate at 5.438%, which will not change during the term of loan

Repayment of interest	Interest shall be paid quarterly at the 20th day of last month of each quarter

Penalty rate

In the event of misappropriation of the loan proceeds under the Agreement, the penalty rate shall be 50% over the interest rate.

In the event of payment default, the penalty rate shall be 50% over the interest rate.

A compound interest will be imposed on any overdue interest.

Repayment of principal	Principal shall be repaid in full on April 19, 2021.

Guarantee and Security	Joint and several liability guarantees provided by Daqo Group Co., Ltd., Daqo New Material Co., Ltd. and Chongqing Daqo New Energy Co., Ltd.

Party A’s covenants

Party A shall:

(1) Notify Party B in at least 30 days advance and obtain a written consent from Party B in respect of investment, substantially increase of debt financing, merger, spinoff, decrease of share capital, share transfer, asset transfer, suspension of business, dissolution, bankruptcy and other actions which will affect the interest of Party B, and shall fulfill its repayment obligations;

(2) Within the term of loan, without Party B's written consent, Party A shall not assume the obligation to pay any debts of any third party, provide any guarantee or set any mortgage or pledge over Party A's asset or interest which would affect Party A's ability of repayment of the loan;

(3) Party A shall timely report to Party B any related party transaction involving 10% or more of Party A’s net assets, including the relationships among the parties to the transaction, nature, subject, amount of the transaction, and the transaction’s pricing; and

(4) Other than specified above, notify Party B in written immediately in respect of any matter which may jeopardize Party A's normal operation or cause material adverse impact to its ability to its performance of this Agreement.